UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Gryphon Online Safety, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 30, 2014

Physical Address of Issuer:

10265 Prairie Springs Road, San Diego, CA 92127

Website of Issuer:

https://gryphonconnect.com

Current Number of Employees:

2

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$3,481,017	$5,061,484
Cash & Cash Equivalents	$299,314	$1,376,665
Accounts Receivable	$148,313	$105,943
Short-term Debt	$2,193,772	$1,051,511
Long-term Debt	$500,000	$158,152
Revenues/Sales	$2,146,155	$2,770,738
Cost of Goods Sold*	($1,370,464)	($1,630,509)
Taxes Paid	$0	$0
Net Income	($3,174,318)	($2,267,459)

*Cost of Revenues in the Company's financial statements.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 28, 2023
FORM C-AR

GRYPHON ONLINE SAFETY, INC.

GRYPHON®

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Gryphon Online Safety, Inc., a Delaware corporation ("**Gryphon,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://gryphonconnect.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Gryphon Online Safety, Inc. was initially formed as a Delaware limited liability company on January 30, 2014, under the name "Griffin Innovations LLC" and which filed a certificate of conversion in Delaware on June 19, 2014, under which the Company was converted into Delaware corporation under the name "Gryphon Online Safety, Inc." on June 19, 2014. We are a developer, producer, and distributor of secure mesh WiFi routers, incorporated in Delaware as a corporation on January 30, 2014.

The Company is located at 10265 Prairie Springs Road, San Diego, CA 92127.

The Company's website is https://gryphonconnect.com.

The Company conducts business in the United States and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/gryphon.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 11 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. The Company has incurred losses from inception of $2,972,001 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.

The Company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits. Accordingly, the Company's prospects must be considered in light of the risks that any new company encounters.

The Company was initially formed as a Delaware limited liability company on January 30, 2014, under the name "Griffin Innovations LLC" and which filed a certificate of conversion in Delaware on June 19, 2014, under which the Company was converted into Delaware corporation under the name "Gryphon Online Safety, Inc." on June 19, 2014, and it has not yet generated sustained profits. The likelihood of its creating a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, its operation in a competitive industry, and the continued development of its technology and products. The Company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. You should consider the business, operations, and prospects in light of the risks, expenses, and challenges faced as an emerging growth company.

The Company depends on one primary product.

The Company's primary product is a secure WiFi router. Although the Company is developing other products, the Company's survival in the near term depends on its ability to sell its primary product to a sufficient number of customers to make a profit. The Company's current base of customers is still small, and the Company will only succeed if it can attract more customers for its primary product.

The Company uses Qualcomm and Gemtek for components and supply chain/manufacturing respectively.

Heavy reliance on a single supplier and manufacturer poses risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect its business.

We may not be successful in obtaining additional issued patents.

Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We have filed multiple non-provisional and provisional patent applications, as detailed under "The Company's Business". Filing a non-provisional or provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We have one issued patent and are minimally protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

There are existing companies in the Wi-Fi protection space that could introduce similar or enhance existing services.

Other competitors that have significant funding may be able to cross sell products and services to its customers. If a larger, better funded company markets or creates a comparable service at a lower price point or with better features, the Company could be negatively impacted.

The Company's projections are based on new revenue and distribution channels.

Success in each channel is dependent of many factors such as exposure and willingness of the channel to market the product as well as the effectiveness of the marketing message. There is no guarantee these forecasts will come to fruition and the Company may struggle to achieve expected projections.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company has not filed a Form D for its offerings of convertible notes in 2016 and 2017.

The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The COVID-19 pandemic has affected how we are operating our business, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Federal and state governments have implemented measures to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, and closure of non-essential businesses. To protect the health and well-being of our employees, partners and third-party service providers, we have implemented a near company-wide work-from-home requirement for most employees until further notice, made substantial modifications to employee travel policies, and cancelled or shifted our conferences and other marketing events to virtual-only for the foreseeable future. While we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, such precautionary measures could negatively affect our customer success efforts, sales and marketing efforts, or create operational or other challenges, such as a reduction in employee productivity because of the work from home requirement, any of which could harm our business and results of operations. Further, if the COVID-19 pandemic has a substantial impact on our employees, partners or third-party service providers' health, attendance or productivity, our results of operations and overall financial performance may be adversely impacted. Additionally, if employees, partners or third-party services providers return to work during the COVID-19 pandemic, the risk of inadvertent transmission of COVID-19 through human contact could still occur and result in litigation.

Beginning in March 2020, the U.S. and global economies have reacted negatively in response to worldwide concerns due to the economic impacts of the COVID-19 pandemic. Although we have not yet experienced a material increase in customers cancellations or a material reduction in our retention rate in 2020, we may experience such an increase or reduction in the future, especially in the event of a prolonged economic down turn as a result of the COVID-19 pandemic. A prolonged economic downturn could result adversely affect demand for our offerings, retention rates and harm our business and results of operations, particularly in light of the fact that our solutions are discretionary purchases and thus may be more susceptible to macroeconomic pressures, as well impact the value of our Securities, ability to refinance our debt, and our access to capital. Additionally, we have faced supply chain and shipping issues as a result of the COVID-19 pandemic that could impact our ability to meet customer demands for our products.

The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately forecasted at this time, such as the severity and transmission rate of the disease, the extent and effectiveness of containment actions and the impact of these and other factors on our employees, customers, partners and third-party service providers. If we are not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions of the general economy or the industries in which we operate do not improve, or deteriorate further, our business, operating results, financial condition and cash flows could be adversely affected.

We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations.

We operate in intensely competitive markets that experience frequent technological developments, changes in industry and regulatory standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges, or if existing or new competitors gain market share in any of our markets, our competitive position could weaken, and we could experience a decline in our revenues that could adversely affect our business and operating results. To compete successfully, we must maintain an innovative research and development effort to develop new solutions and enhance our existing solutions, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, our competitive position and our financial results could be adversely affected.

Many of our competitors have greater financial, technical, marketing, or other resources than we do and consequently, may have the ability to influence customers to purchase their products instead of ours. Further consolidation within our industry or other changes in the competitive environment could result in larger competitors that compete with us. We also face competition from many smaller companies that specialize in particular segments of the market in which we compete.

Quality management plays an essential role in determining and meeting customer requirements and improving the Company products and services.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company's success depends on the experience and skill of the founders and key employees.

In particular, the Company is dependent on John Wu and Arup Bhattacharya. The loss of our founders or any key members of the team could harm the Company's business, financial condition, cash flow and results of operations.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, a small group of individuals and entities own 43.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

If the Company cannot raise sufficient funds, it will not succeed.

Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company raises a substantially lesser amount than the Maximum Raise, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess, and you may risk overpaying for your investment.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 40,000,000 shares of common stock, of which 12,729,684 shares of common stock are issued and outstanding, and 19,137,353 shares of preferred stock, of which (i) 9,582,809 are designated as Series Seed Preferred Stock of which 9,136,468 are issued and outstanding, (ii) 9,100,000 are designated as Series A-1 Preferred Stock of which 5,616,525 are issued and outstanding, and (iii) 454,544 are designated as Series A-1 Preferred Stock of which 454,544 are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Gryphon offers a patented cloud managed, network-based, protection service platform that's powerful yet simple. The platform involves a family of elegant, high performance WiFi router system, a simple to use App, and machine learning that will continuously improve over time and usage.

Powered by cutting-edge mesh WiFi technology, Gryphon routers deliver wall-to-wall, high-speed Internet to every connected device in a customer's home or office. Customers may combine two or more for seamless mesh WiFi coverage throughout larger homes with no dead spots. We currently offer three different routers ranging from the heist end Gryphon AX that supports the latest WiFi 6 standard to the value based Gryphon Guardian.

Many parents today are frustrated with the battle to protect their children from the dangers of being exposed to inappropriate online content, excessive screen time, and social media addiction. The Gryphon Parental Control Router puts the control back in parents' hands. Using the Gryphon Connect App, customers can manage their children's online activities and ensure healthy amounts of screen time from anywhere they go. Parents can filter inappropriate content, view their children's browsing history, set bedtimes and homework times, suspend the internet and enforce Safe Search in search engines. The platform also functions as a Unified Threat Management (UTM) system for internet security system protecting device connected to a Gryphon home or office WiFi network from vulnerabilities, dangerous hackers, and malware.

Additionally, the Gryphon HomeBound® mobile app grants our customers the same safety and security features they enjoy at home when they are connected to cellular or public WiFi hotspots. With the HomeBound® app installed on a child's smartphone, customers can manage them as if they never left the house. The HomeBound® app automatically and securely routes all traffic on a mobile device back through the customer's Gryphon Mesh Router for filtering before it hits the internet.

The platform is simple to setup and use because there is no additional software that need to be installed on the end devices. The protection works at the network layer to block unwanted content, malware, and intrusions for any connected device on the network.

Gryphon is not only suitable for families, but also for small businesses by protecting their valuable data from cyber-attacks and preserving productivity through blocking inappropriate content while at work. Because the solution can be set up in just minutes without an IT manager or expensive and complicated hardware, small businesses can now afford enterprise level protection for their network.

Business Plan

Gryphon's business model is network protection as a service. In the short term, revenue is expected through product sales and monthly/annual subscriptions. Primary sales channels will be online distribution via Amazon, Gryphon's website, and other online retails. Long term, the Gryphon's network security service platform software can be licensed to hardware manufacturers or network operators. We also feel that the IP we generate can be a source of revenue as it applies to networks outside of homes or small businesses.

The Company's Products and/or Services

Product / Service	Description	Current Market
Family of Secure mesh WiFi routers Advanced Network Protection Service HomeBound™ Mobile Device Protection	Gryphon is a secure WiFi router using AI based learning to make the Internet a safer place for our kids and all our connected devices. All security is built into the router so there is nothing to install on each device. Gryphon comes with an app for real time management of all your connected devices and allows you to collaborate with other parents on website approval ratings.	Consumers with children. Small and medium businesses

Competition

Gryphon competes in the WiFi router, parental control, and network security cybersecurity markets.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The Company's customers are primarily consumer families with children as well as small and medium size businesses and independent schools.

Supply Chain

We manufacture our products mainly in Taiwan using WiFi chipsets from Qualcomm. The products are transported to the respective markets via ship or air freight.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5331039	Computer application software for mobile phones, namely, software for managing wireless routers; Wireless routers.	GRYPHON	September 14, 2016	November 7, 2017	United States
5981858	Downloadable and recorded computer software and downloadable mobile application for managing mobile devices for the purposes of managing access to online content and restricting internet and application usage, for protecting against malware, and for protection against intrusions.	HOMEBOUND	July 15, 2019	February 11, 2020	United States
6240888	Secure wireless router for networking and cyber protection and its related software application for the management of the wireless router.	GRYPHON GUARDIAN	September 27, 2019	January 5, 2021	United States

Patents

Application or Registration #	Title	File Date/Filing Receipt Date	Grant Date	Country
10,212,167	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	February 27, 2017	February 19, 2019	United States
10,440,025	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	June 7, 2016	October 8, 2019	United States

10,771,487	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	December 12, 2017	September 8, 2020	United States
10,805,303	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	January 3, 2019	October 13, 2020	United States
10,776,499	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	September 4, 2019	September 15, 2020	United States

11,178,165	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSION BY PERFORMING STATISTICAL ANALYSIS	June 29, 2020	November 16, 2021	United States
11,301,572	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	August 11, 2020	April 12, 2022	United States
11,405,399	METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER	June 26, 2020	August 2, 2022	United States
11,558,386	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	June 22, 2020	January 17, 2023	United States
20220337592	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	April 11, 2022		United States
20220337592	METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER	June 21, 2022		United States
20220038484	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	October 18, 2021		United States
20220021675	METHOD OF USING DHCP HOST NAME TO IDENTIFY A UNIQUE DEVICE IN ABSENSE OF UNIQUE MAC ADDRESS IN ORDER TO APPLY NETWORK FIREWALL OR ACCESS CONTROL RULES	July 20, 2021		United States

20210099452	METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER	June 26, 2020		United States
20200372161	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	August 11, 2020		United States
20200329065	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	June 29, 2020		United States
20200329048	METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER	June 26, 2020		United States
20200322340	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	June 22, 2020		United States

20190394202	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	September 4, 2019		United States
20190182278	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	December 12, 2017		United States
20190141044	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	January 3, 2019		United States
20170353463	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	June 7, 2017		United States
20170250989	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	February 27, 2017		United States
20150365379	SYSTEM AND METHOD FOR MANAGING, CONTROLLING AND CONFIGURING AN INTELLIGENT PARENTAL CONTROL FILTER	June 12, 2015		United States

*Each of the above are provisional or non-provisional patent applications. We have received two issued patents with registration numbers 10,212,167 and 10,440,025. Filing a provisional or non-provisional patent application in no way guarantees that we will receive any additional issued patents. Filing a provisional or non-provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will be granted, is still undetermined.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

On December 30, 2019, a complaint was filed by Kajeet, Inc., a Delaware corporation ("Kajeet"), in the United States District Court for the District of Delaware. Kajeet alleges in its complaint that our products infringe on two patents held by Kajeet. We filed a motion to dismiss based on our belief that the claim is baseless. One of the asserted patents was the subject of inter partes review at the Patent Trial and Appeal Board (PTAB) and the PTAB has determined all but one of the claims to be invalid. The suit may resume if the plaintiff decides to pursue this remaining claim.

Other than the pending litigation described above, we know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
John Wu	Chief Executive Officer, Director	Chief Executive Officer and Co-Founder of Gryphon Online Safety, June 2014 – Present; responsible for company vision, high level decisions on company policy and strategic direction, reporting to board of directors, and spoke person for company's brand	University of Illinois at Urbana-Champaign, B.S in electrical engineering (1994) and a M.S in DSP and Image Processing (1996)
Arup Bhattacharya	Chief Technology Officer, Director	Co-Founder and CTO of Gryphon Online Safety, April 1, 2015 - Present	IIEST, Shibpur, B.E in Electronics and Communications Engineering; Indian Institute of Technology, Kharagpur, M.Tech in Control and Automation (1984)
Sanjeev Kumar	Director	Partner at Hunt Pennington Kumar & Dula PLLC (2019 – Present) working on intellectual property law	Indian Institute of Technology, Kanpur, B. Tech in Electrical Engineering (1986); Tulane University, M.S in Electrical Engineering (1989); St. Mary's University School of Law, JD (2013)

Biographical Information

John Wu, Chief Executive Officer (CEO)

John is the Chief Executive Officer and Co-Founder of Gryphon Online Safety and is responsible for company vision, high level decisions on company policy and strategic direction, reporting to board of directors, and spoke person for company's brand. With over 20 years of experience in the Wireless and IoT industry, John launched his career in mobile communications at Motorola. There, he headed a multinational team of digital signal processing developers in the development of the CDMA chipset. Prior to Gryphon, John led MiFi Labs as VP of Advanced Engineering in the creation of mobile hotspot technology. Products his team developed shipped over four million units annually and generated over $400 million in revenue. John has a B.S in electrical engineering and a M.S in DSP and Image Processing from the University of Illinois at Urbana-Champaign. Successes include the CES Award for Connected Devices, PC Magazine Editors Choice Award, and 31 patents.

Arup Bhattacharya, Chief Technology Officer (CTO)

Arup is the Co-Founder and CTO of Gryphon Online Safety, and was integral in designing the mesh WiFi security router and the parental control system. For over 30 years, Arup held executive positions in multiple companies to lead the creation of advanced technologies and products. He led the MiFi software team to develop multiple generations of 2G/3G/LTE data products for leading operators and led the engineering team at PortalPlayer to design the media chips for the first six generations of Apple's iconic iPods. Arup holds a B.E in Electronics and Communications Engineering from IIEST, Shibpur and a M.Tech in Control and Automation from Indian Institute of Technology, Kharagpur.

Sanjeev Kumar, Director

Sanjeev sits on Gryphon Online Safety's board of directors, bringing decades of expertise in software engineering and management, along with experience in corporate and intellectual property law. Prior to sitting on Gryphon's board of directors and practicing law, Sanjeev spent years at several large enterprises. Some accomplishments include leading the software division for the Personal Computer Business Unit, which introduced the first one-inch thin personal computer to the market. He also served as COO of PortalPlayer before Nvidia acquired the company. Received a B. Tech in Electrical Engineering from the Indian Institute of Technology, Kanpur, a M.S in Electrical Engineering from Tulane University, and a JD from St. Mary's University School of Law.

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
John Wu	Chief Executive Officer, Director	Chief Executive Officer and Co-Founder of Gryphon Online Safety, June 2014 – Present; responsible for company vision, high level decisions on company policy and strategic direction, reporting to board of directors, and spoke person for company's brand	University of Illinois at Urbana-Champaign, B.S in electrical engineering (1994) and a M.S in DSP and Image Processing (1996)
Arup Bhattacharya	Chief Technology Officer, Director	Co-Founder and CTO of Gryphon Online Safety, April 1, 2015 - Present	IIEST, Shibpur, B.E in Electronics and Communications Engineering; Indian Institute of Technology, Kharagpur, M.Tech in Control and Automation (1984)

Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Allan Chua	VP of Marketing and Business Development	VP of Marketing and Business Development (May 2018 to Present). Drive digital marketing and build/support strategic relationships and	Sweetwater High School

		channel partners. CEO and founder of Pinpoint Digital a marketing and consulting agency	
Sarah Kimmel	Technical Support Manager	Technical Support Manager (May 2021-Present) and her job responsibilities consist of offering technical support to the Company. Public speaker on technology use in families and owner of Family Tech a social media company focused on helping families deal with technology (Oct 2009 to Present).	Brigham Young University
Cathy Hoving	Finance Manager	Finance Manager (May 2020 to Present). Managing company's financial statements, quarterly reports, annual filings, accounts payable and receivable. Monthly tracking and bookkeeping. Independent Accounting Consultant (2005 to Present). Previous experience also includes division controller for Seattle Packaging, financial reporting manager for Western Wireless and Applied Microsystems.	BS Accounting, San Diego State University

Allan Chua

Allan is the VP of Marketing and Business Development from May 2018 to Present. Drive digital marketing and build/support strategic relationships and channel partners. CEO and founder of Pinpoint Digital a marketing and consulting agency. Allan attended Sweetwater High School.

Sarah Kimmel

Sarah is the Technical Support Manager from May 2021 to Present (Gryphon). Public speaker on technology use in families and owner of Family Tech a social media company focused on helping families deal with technology (Oct 2009 to Present). Sarah attended Brigham Young University.

Cathy Hoving

Cathy is the Finance Manager from May 2020 to Present. Managing company's financial statements, quarterly reports, annual filings, accounts payable and receivable. Monthly tracking and bookkeeping. Independent Accounting Consultant (2005 to Present). Previous experience also includes division controller for Seattle Packaging, financial reporting manager for Western Wireless and Applied Microsystems. Cathy received a BS Accounting from San Diego State University.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Company's certificate of incorporation provides, "To the fullest extent permitted by law, a director of the [Company] shall not be personally liable to the [Company] or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the [Company] shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article 10 by the stockholders of the [Company] shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification."

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 40,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 19,137,353 shares of preferred stock, par value $0.0001 per share, consisting of 9,582,809 shares of Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"), 9,100,000 shares of Series A-1 Preferred Stock (the "**Series A-1 Preferred Stock**"), and 454,544 shares of Series A-2 Preferred Stock (the "**Series A-2 Preferred Stock**," collectively with the Series Seed Preferred Stock and the Series A-1 Preferred Stock, the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,756,391
Par Value Per Share	$0.0001
Voting Rights	The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Company's certificate of incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Company's certificate of incorporation or pursuant to the Delaware General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Company's certificate of incorporation) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.
Anti-Dilution Rights	None.
Other Rights	Transfer Restrictions. (a) Restriction on Transfer. Except for any Permitted Transfer, (i) Optionee shall not transfer, assign, encumber or otherwise dispose of any of the Unvested Shares and (ii) Optionee shall not transfer, assign, encumber or otherwise dispose of any of the Vested Shares in contravention of the First Refusal Right, the Market Stand-Off or the transfer restrictions set forth in Section 7 of the Stock Purchase Agreement. (b) Transferee Obligations. Each person (other than the Company) to whom the Purchased Shares are transferred by means of a Permitted Transfer must, as a condition precedent to the validity of such transfer, acknowledge in writing to the Company that such person is bound by the provisions of this Agreement and that the transferred shares are subject to (i) the Repurchase Right (if applicable), (ii) the First Refusal Right, (iii) the Market Stand-Off and (iv) the transfer restrictions set forth in Section 7 of the Stock Purchase Agreement, to the same extent such shares would be so subject if retained by Optionee.

(c) Market Stand-Off. (i) In connection with the Company's initial public offering and any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the 1933 Act within two years after the effective date of the Company's initial public offering, Owner shall not sell, make any short sale of, hedge with, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose or transfer for value or otherwise agree to engage in any of the foregoing transactions with respect to, any Vested Shares without the prior written consent of the Company or its underwriters (the "Market Stand-Off"). The Market Stand-Off shall be in effect for such period of time from and after the effective date of the final prospectus for the offering as may be requested by the Company or such underwriters; provided, however, that such period shall not exceed 180 days. (ii) Any new, substituted or additional securities that are by reason of any Recapitalization or Reorganization distributed with respect to Vested Shares shall be immediately subject to the Market Stand-Off. (iii) In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to Vested Shares until the end of the applicable stand-off period.

Right of First Refusal.

(a) Grant. The Company shall have the right of first refusal (the "First Refusal Right") exercisable in connection with any proposed transfer of Vested Shares. For purposes of Section 10 of the Stock Purchase Agreement, the term "transfer" shall include any sale, assignment, pledge, encumbrance or other disposition of Vested Shares intended to be made by Owner, but shall not include any Permitted Transfer.

(b) Notice of Intended Disposition. In the event any Owner of Vested Shares desires to accept a bona fide third-party offer for the transfer of any or all of such shares (Vested Shares subject to such offer to be hereinafter referred to as the "Target Shares"), the Owner shall promptly (i) deliver to the Company written notice (the "Disposition Notice") of the terms of the offer, including the purchase price and the identity of the third-party offeror, and (ii) provide satisfactory proof that the disposition of the Target Shares to such third-party offeror would not be in contravention of the provisions set forth in Sections 7 and 8 of the Stock Purchase Agreement.

(c) Exercise of the First Refusal Right. The Company shall have the right to repurchase any or all of the Target Shares subject to the Disposition Notice upon the same terms as those specified therein or upon such other terms (not materially different from those specified in the Disposition Notice) to which Owner consents. Such right shall be exercisable by delivery of written notice (the "Exercise Notice") to Owner prior to the 25th day following the Company's receipt of the Disposition Notice. The Company shall effect the repurchase of such shares, including payment of the purchase price, not more than 10 business days after delivery of the Exercise Notice; and at such time the stock certificates representing the Target Shares shall be delivered to the Company. If less than all of the Target Shares are purchased, the Company shall issue a new stock certificate to the Owner representing the remaining Target Shares. Should the purchase price specified in the Disposition Notice be payable in property other than cash or evidences of indebtedness, the Company shall have the right to pay the purchase price in the form of cash equal in amount to the value of such property. If Owner and the Company cannot agree on such cash value within 10 days after the Company's receipt of the Disposition Notice, the valuation shall be made by an appraiser of recognized standing selected by Owner and the Company or, if they cannot agree on an appraiser within 20 days after the Company's receipt of the Disposition Notice, each shall select an appraiser of recognized standing and the two appraisers shall designate a third appraiser of recognized standing, whose appraisal shall be determinative of such value. Owner and the Company shall share the cost of such appraisal equally. The closing shall then be held on the later of (i) the fifth business day following delivery of the Exercise Notice or (ii) the fifth business day after such valuation shall have been made.

(d) Non-Exercise of the First Refusal Right. In the event the Exercise Notice is not given to Owner prior to the expiration of the 25 day exercise period or the Company does not purchase all of the Target Shares, Owner shall have a period of 30 days thereafter in which to sell or otherwise dispose of the Target Shares (or portion thereof not purchased by the Company) to the third-party offeror identified in the Disposition Notice upon terms (including the purchase price) no more favorable to such third-party offeror than those specified in the Disposition Notice; provided, however, that any such sale or disposition must not be effected in contravention of the provisions of Sections 7 and 8 of the Stock Purchase Agreement. The third-party offeror shall acquire the Target Shares subject to the First Refusal Right and the provisions and restrictions of Sections 7 and 8 of the Stock Purchase Agreement, and any subsequent disposition of the acquired shares must be effected in compliance with the terms and conditions of such First Refusal Right and the provisions and restrictions of Sections 7 and 8 of the Stock Purchase Agreement. In the event Owner does not effect such sale or disposition of the Target Shares within the specified 30 day period, the First Refusal Right shall continue to be applicable to any subsequent disposition of the Target Shares by Owner until such right lapses.

(e) Recapitalization/Reorganization. (i) Any new, substituted or additional securities or other property that is by reason of any Recapitalization distributed with respect to Vested Shares shall be immediately subject to the First Refusal Right. (ii) In the event of a Reorganization, the First Refusal Right shall remain in full force and effect and shall apply to the new capital stock or other property received in exchange for Vested Shares in consummation of the Reorganization and shall apply to the remaining Unvested Shares as and when they become Vested Shares.

(f) Lapse. The First Refusal Right shall lapse upon the earlier to occur of (i) a firm commitment underwritten public offering, pursuant to an effective registration statement under the 1933 Act, covering the offer and sale of the Common Stock in the aggregate amount of at least $20,000,000 or (ii) the acquisition of the Company by an entity that is traded on a stock exchange or the Nasdaq Stock Market.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	36.389%

Type	Series Seed Preferred Stock
Amount Outstanding	9,136,468

Par Value Per Share	$0.0001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's certificate of incorporation, the holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.
Election of Directors	The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company and, for so long as any shares of Series Seed Preferred Stock are then outstanding, the holders of record of the shares of Common Stock and Series Seed Preferred Stock, each voting as a separate class, shall be entitled to together elect one director of the Company. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock or Series Seed Preferred Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of Section 3(b) of the Company's certificate of incorporation, then any directorship not so filled shall remain vacant until such time as the holders of Common Stock or Series Seed Preferred Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Company other than by the stockholders of the Company that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock and Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in Section 3(b) of the Company's certificate of incorporation, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to Section 3(b) of the Company's certificate of incorporation.
Anti-Dilution Rights	In the event the Company shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4(d)(iii) of its Certificate of Incorporation), without consideration or for a consideration per share less than the Conversion Price for any series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $CP2 = CP1 * (A + B) \div (A + C)$

	For purposes of the foregoing formula, the following definitions shall apply: (1) "CP2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock; (2) "CP1 shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (3) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (4) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and (5) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Protective Provisions	At any time when at least 1,000,000 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Company's certificate of incorporation) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock, voting as a separate class and on an as converted basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i) amend, alter or repeal any of the powers, preferences or rights of the Series Seed Preferred Stock;

(ii) amend, alter or repeal any provision of the Company's certificate of incorporation or Bylaws of the Company;

(iii) increase or decrease the authorized number of shares of Common Stock or Preferred Stock, or any series thereof;

(iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption;

(v) reclassify, alter or amend any existing security of the Company that is pari passu with the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege;

(vi) reclassify, alter or amend any existing security of the Company that is junior to the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such |

	reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;
	(vii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (a) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;
	(viii) increase or decrease the authorized number of directors constituting the Board of Directors;
	(ix) enter into any transaction with any officer, director or other affiliate of the Company other than in connection with such officer's, director's or affiliate's employment by the Company or the provision of services by such officer, director or other affiliate of the Company to the Company, unless otherwise approved by a majority of the disinterested members of the Board of Directors; or
	(x) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, effect an initial public offering of the Company's securities, transfer a material asset of the Company to a third party, enter into an exclusive license of the Company's intellectual property outside of the ordinary course of business, or consent to any of the foregoing.
Other Rights	Optional Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):
	(a) Right to Convert. (i) Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the "Conversion Price" (as defined in the Series Seed Stock Purchase Agreement) in effect at the time of conversion. The "Conversion Price" for the Preferred Stock shall initially be equal to the Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.
	Right of First Refusal.
	(a) Grant. Subject to the terms of Section 3 of the Right of First Refusal and Co-Sale Agreement, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.
	(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall

contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under Section 2 of the Right of First Refusal and Co-Sale Agreement, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and Section 2.1(b) of the Right of First Refusal and Co-Sale Agreement.

(c) Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in Section 2.1(c) of the Right of First Refusal and Co-Sale Agreement. If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within 10 days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and (c) of the Right of First Refusal and Co-Sale Agreement with respect to some but not all of the Transfer Stock by the end of the 10 day period specified in the last sentence of Section 2.1(c) of the Right of First Refusal and Co-Sale Agreement (the "Investor Notice Period"), then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of Section 2.1(d) of the Right of First Refusal and Co-Sale Agreement, have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within 10 days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under Section 2.1(d) of the Right of First Refusal and Co-Sale Agreement shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

Drag-Along Right.

3.1 Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company, except for a sale of stock for bona fide capital raising purposes (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Company's certificate of incorporation.

3.2 Actions to be Taken. In the event that (i) the Requisite Holders; (ii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by the Key Holders; and (iii) the Board, approve a Sale of the Company in writing, specifying that Section 3 of the Voting Agreement shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 of the Voting Agreement, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Company's certificate of incorporation required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Requisite Holders to the Person to whom the Requisite Holders propose to sell their Shares, and, except as permitted in Section 3.3 of the Voting Agreement, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Holders in order to carry out the terms and provision of Section 3 of the Voting Agreement, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Requisite Holders or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to Section 2 of the Voting Agreement includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Requisite Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the

	Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	30.909%

Type	Series A-1 Preferred Stock
Amount Outstanding	5,616,525
Par Value Per Share	$0.0001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's certificate of incorporation, the holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. Each holder of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) shall have seven calendar days after receipt of notice (the "*Notice Period*") of any action subject to a vote of the holder. If a holder of Series A Preferred Stock fails to vote within the Notice Period, such failure will serve as authorization for the Board of Directors to vote such holder's shares in alignment with the majority of all voting Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged); provided, however, that is less than 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted within the Notice Period, the Notice Period will be extended by a minimum of seven calendar days up to a maximum of 14 calendar days until at least 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted on such action, and if, after the Notice Period has been extended up to the maximum 14 calendar days, less than 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted on such action, the Board of Directors shall be authorized to vote on such action on behalf of such shares that failed to vote in the Board of Directors' discretion.
Election of Directors	The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company and, for so long as any shares of Series Seed Preferred Stock are then outstanding, the holders of record of the shares of Common Stock and Series Seed Preferred Stock, each voting as a separate class, shall be entitled to together elect one director of the Company. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock or Series Seed Preferred Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of Section 3(b) of the Company's certificate of incorporation, then any directorship not so filled shall remain vacant until such time as the holders of Common Stock or Series Seed Preferred Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by

	stockholders of the Company other than by the stockholders of the Company that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock and Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in Section 3(b) of the Company's certificate of incorporation, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to Section 3(b) of the Company's certificate of incorporation.
Anti-Dilution Rights	In the event the Company shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4(d)(iii) of its Certificate of Incorporation), without consideration or for a consideration per share less than the Conversion Price for any series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $CP2 = CP1 * (A + B) \div (A + C)$ For purposes of the foregoing formula, the following definitions shall apply: (1) "CP2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock; (2) "CP1 shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (3) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (4) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and (5) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Protective Provisions	At any time when at least 25% of the initially issued Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock,

voting as a separate class and on an as converted basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i) amend, alter or repeal any of the powers, preferences or rights of the Series A-1 Preferred Stock or Series A-2 Preferred Stock;

(ii) amend, alter or repeal any provision of this Amended and Restated Certificate or Bylaws of the Company if such amendment, alteration or repeal would materially and adversely affect the rights, preferences or privileges of the Series A-1 Preferred Stock or Series A-2 Preferred Stock;

(iii) increase or decrease the authorized number of shares of Common Stock or Preferred Stock, or any series thereof;

(iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption;

(v) reclassify, alter or amend any existing security of the Company that is pari passu with the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of any such right, preference, or privilege;

(vi) reclassify, alter or amend any existing security of the Company that is junior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of any such right, preference or privilege;

(vii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (a) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

(viii) enter into any transaction with any officer, director or other affiliate of the Company other than in connection with such officer's, director's or affiliate's employment by the Company or the provision of services by such officer, director or other affiliate of the Company to the Company, unless otherwise approved by a majority of the disinterested members of the Board of Directors; or

	(ix) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, effect an initial public offering of the Company's securities, transfer a material asset of the Company to a third party, enter into an exclusive license of the Company's intellectual property outside of the ordinary course of business, or consent to any of the foregoing.
Other Rights	Optional Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "Conversion Rights"): Right to Convert. (i) Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the "Conversion Price" (as defined below) in effect at the time of conversion. The "Conversion Price" for the Preferred Stock shall initially be equal to the Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. Right of First Refusal. (a) Grant. Subject to the terms of Section 3 of the Right of First Refusal and Co-Sale Agreement, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. (b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under Section 2 of the Right of First Refusal and Co-Sale Agreement, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and Section 2.1(b) of the Right of First Refusal and Co-Sale Agreement. (c) Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 of the Right of First Refusal and Co-Sale Agreement, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in Section 2.1(c) of the Right of First Refusal and Co-Sale Agreement. If the Company does not provide the

Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within 10 days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and (c) of the Right of First Refusal and Co-Sale Agreement with respect to some but not all of the Transfer Stock by the end of the 10 day period specified in the last sentence of Section 2.1(c) (the "Investor Notice Period") of the Right of First Refusal and Co-Sale Agreement, then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of Section 2.1(d) of the Right of First Refusal and Co-Sale Agreement, have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within 10 days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under Section 2.1(d) of the Right of First Refusal and Co-Sale Agreement shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

Drag-Along Right.

3.1 Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company, except for a sale of stock for bona fide capital raising purposes (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Company's certificate of incorporation.

3.2 Actions to be Taken. In the event that (i) the Requisite Holders; (ii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by the Key Holders; and (iii) the Board, approve a Sale of the Company in writing, specifying that Section 3 of the Voting Agreement shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 of the Voting Agreement, each Stockholder and the Company hereby agree:

(h) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Company's certificate of incorporation required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(i) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Requisite Holders to the Person to whom the Requisite Holders propose to sell their Shares, and, except as permitted in Section 3.3 of the Voting Agreement, on the same terms and conditions as the other stockholders of the Company;

(j) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Holders in order to carry out the terms and provision of Section 3 of the Voting Agreement, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(k) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(l) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing any suit

	(x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Requisite Holders or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;
	(m) if the consideration to be paid in exchange for the Shares pursuant to Section 2 of the Voting Agreement includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and
	(n) in the event that the Requisite Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.000%

Type	Series A-2 Preferred Stock
Amount Outstanding	454,544
Par Value Per Share	$0.0001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of

	Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's certificate of incorporation, the holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. Each holder of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) shall have seven calendar days after receipt of notice (the "*Notice Period*") of any action subject to a vote of the holder. If a holder of Series A Preferred Stock fails to vote within the Notice Period, such failure will serve as authorization for the Board of Directors to vote such holder's shares in alignment with the majority of all voting Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged); provided, however, that is less than 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted within the Notice Period, the Notice Period will be extended by a minimum of seven calendar days up to a maximum of 14 calendar days until at least 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted on such action, and if, after the Notice Period has been extended up to the maximum 14 calendar days, less than 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted on such action, the Board of Directors shall be authorized to vote on such action on behalf of such shares that failed to vote in the Board of Directors' discretion.
Protective Provisions	At any time when at least 25% of the initially issued Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class and on an as converted basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: (i) amend, alter or repeal any of the powers, preferences or rights of the Series A-1 Preferred Stock or Series A-2 Preferred Stock; (ii) amend, alter or repeal any provision of this Amended and Restated Certificate or Bylaws of the Company if such amendment, alteration or repeal would materially and adversely affect the rights, preferences or privileges of the Series A-1 Preferred Stock or Series A-2 Preferred Stock; (iii) increase or decrease the authorized number of shares of Common

	Stock or Preferred Stock, or any series thereof;
	(iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption;
	(v) reclassify, alter or amend any existing security of the Company that is pari passu with the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of any such right, preference, or privilege;
	(vi) reclassify, alter or amend any existing security of the Company that is junior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of any such right, preference or privilege;
	(vii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (a) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;
	(viii) enter into any transaction with any officer, director or other affiliate of the Company other than in connection with such officer's, director's or affiliate's employment by the Company or the provision of services by such officer, director or other affiliate of the Company to the Company, unless otherwise approved by a majority of the disinterested members of the Board of Directors; or
	(ix) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, effect an initial public offering of the Company's securities, transfer a material asset of the Company to a third party, enter into an exclusive license of the Company's intellectual property outside of the ordinary course of business, or consent to any of the foregoing.
Election of Directors	The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company and, for so long as any shares of Series Seed Preferred Stock are then outstanding, the holders of record of the shares of Common Stock and Series Seed Preferred Stock, each voting as a separate class, shall be entitled to together elect one director of the Company. Any director elected as provided in the preceding sentence may be removed

	without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock or Series Seed Preferred Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of Section 3(b) of the Company's certificate of incorporation, then any directorship not so filled shall remain vacant until such time as the holders of Common Stock or Series Seed Preferred Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Company other than by the stockholders of the Company that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock and Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in Section 3(b) of the Company's certificate of incorporation, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to Section 3(b) of the Company's certificate of incorporation.
Anti-Dilution Rights	In the event the Company shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4(d)(iii) of its Certificate of Incorporation), without consideration or for a consideration per share less than the Conversion Price for any series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $$CP2 = CP1 * (A + B) \div (A + C)$$ For purposes of the foregoing formula, the following definitions shall apply: (1) "CP2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock; (2) "CP1 shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (3) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (4) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1

	(determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and (5) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Other Rights	Optional Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "Conversion Rights"): Right to Convert. (i) Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the "Conversion Price" (as defined below) in effect at the time of conversion. The "Conversion Price" for the Preferred Stock shall initially be equal to the Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. Right of First Refusal. (a) Grant. Subject to the terms of Section 3 of the Right of First Refusal and Co-Sale Agreement, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. (b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under Section 2 of the Right of First Refusal and Co-Sale Agreement, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and Section 2.1(b) of the Right of First Refusal and Co-Sale Agreement. (c) Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 of the Right of First Refusal and Co-Sale Agreement, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in Section 2.1(c) of the Right of First Refusal and Co-Sale Agreement. If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder

and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within 10 days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and (c) of the Right of First Refusal and Co-Sale Agreement with respect to some but not all of the Transfer Stock by the end of the 10 day period specified in the last sentence of Section 2.1(c) (the "Investor Notice Period") of the Right of First Refusal and Co-Sale Agreement, then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of Section 2.1(d) of the Right of First Refusal and Co-Sale Agreement, have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within 10 days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under Section 2.1(d) of the Right of First Refusal and Co-Sale Agreement shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

Drag-Along Right.

3.1 Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company, except for a sale of stock for bona fide capital raising purposes (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Company's certificate of incorporation.

3.2 Actions to be Taken. In the event that (i) the Requisite Holders; (ii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by the Key Holders; and (iii) the Board, approve a Sale of the Company in writing, specifying that Section 3 of the Voting Agreement shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 of the Voting Agreement, each Stockholder and the Company hereby agree:

(o) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Company's certificate of incorporation required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(p) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Requisite Holders to the Person to whom the Requisite Holders propose to sell their Shares, and, except as permitted in Section 3.3 of the Voting Agreement, on the same terms and conditions as the other stockholders of the Company;

(q) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Holders in order to carry out the terms and provision of Section 3 of the Voting Agreement, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(r) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(s) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Requisite Holders or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(t) if the consideration to be paid in exchange for the Shares pursuant to Section 2 of the Voting Agreement includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(u) in the event that the Requisite Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.538%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	2017 Stock Option/Stock Issuance Plan
Amount Authorized / Amount Outstanding	2,729,684 / 2,528,891
Voting Rights	Options: None

	Common Stock: 1 vote per share
Anti-Dilution Rights	None.
Material Terms	**First Refusal Rights**. The Company shall have the right of first refusal with respect to any proposed disposition by the Optionee or Participant (or any successor in interest) of any shares of Common Stock issued under the Plan. Such right of first refusal shall be exercisable and lapse in accordance with the terms established by the Plan Administrator and set forth in the document evidencing such right. **Term of the Plan**. 41. The Plan is effective as of the Plan Effective Date, but no option granted under the Plan may be exercised, and no shares shall be issued under the Plan, until the Company's stockholders approve the Plan. If such stockholder approval is not obtained within 12 months after the date of the Board's adoption of the Plan, then all options previously granted under the Plan shall terminate, and no further options shall be granted and no shares shall be issued under the Plan. Subject to such limitation, the Plan Administrator may grant options and issue shares under the Plan at any time after the effective date of the Plan and before the date fixed herein for termination of the Plan. B. The Plan shall serve as the successor to the Predecessor Plan, and no further option grants or direct stock issuances shall be made under the Predecessor Plan after the Plan Effective Date. All options outstanding under the Predecessor Plan on the Plan Effective Date shall be transferred to the Plan at that time and shall be treated as outstanding options under the Plan. However, each outstanding option so transferred shall continue to be governed solely by the terms of the documents evidencing such option, and no provision of the Plan shall be deemed to affect or otherwise modify the rights or obligations of the holders of such transferred options with respect to their acquisition of shares of Common Stock C. One or more provisions of the Plan may, in the Plan Administrator's discretion, be extended to one or more options transferred from the Predecessor Plan. D. The Plan shall terminate upon the earlier of (1) 10 years after the Plan Effective Date or (2) termination of the Plan by the Board. All options and unvested stock issuances outstanding at the time of the termination of the Plan shall continue in effect in accordance with the provisions of the documents evidencing those options or issuances.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.235%

Type	Preferred Stock Warrants
Amount Outstanding	446,341
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Subject to the terms and conditions of the Warrant, the Holder is entitled, upon surrender of the Warrant to the Company, to purchase

from the Company up to that number of fully paid and nonassessable Shares that equals two percent (2%) of the Company's Fully Diluted Capitalization, which shall be measured as of immediately following the45loseng of the next Qualified Equity Financing occurring after the issuance date of the Warrant; provided, however, that if the Holder elects for the "Shares" to be shares of the Company's common stock ("Common Stock") in accordance with Section 2I of the Warrant, then, for the purposes of Section 1 of the Warrant, the Fully-Diluted Capitalization of the Company shall be measured as of immediately prior to the first exercise (whether partial or full) of the Warrant for shares of Common Stock.

The Warrant shall be exercisable, in whole or in part, during the term commencing on the earlier of (i) the final closing date of the next Qualified Equity Financing occurring after the issuance date of the Warrant and (ii) the date that the Holder elects for the "Shares" to be Common Stock in accordance with Section (e) of the Warrant and ending on the expiration of the Warrant pursuant to Section 16 of the Warrant.

The exercise price for the Shares (the "Exercise Price") shall be the price per share of the Shares sold to investors in the next Qualified Equity Financing occurring after the issuance date of the Warrant; provided, however, that if the Holder elects for the "Shares" to be Common Stock in accordance with Section 2(e) of the Warrant, then the exercise price for the Shares shall be the quotient obtained by dividing the Common Valuation by the Fully-Diluted Capitalization of the Company as of prior to the first exercise (whether partial or full) of the Warrant for shares of Common Stock.

The term "Common Valuation" shall mean an amount, determined as of immediately prior to the first exercise (whether partial or full) of the Warrant for shares of Common Stock, equal to the lesser of (i) the lowest Valuation Cap with respect to any convertible indebtedness of the Company then outstanding, and (ii) the Company valuation applied for purposes of determining the price per share paid by investors for shares of the Company's capital stock in the most recent Qualified Equity Financing to hold its final closing prior to the issuance date of the Warrant. If only one of the two amounts described in the foregoing clauses (i) and (ii) does not then exist, then such amount shall be disregarded and the existing amount shall be the "Common Valuation". If both amounts set forth in the foregoing clauses (i) and (ii) do not exist, then the "Common Valuation" shall be $500,000.

The term "Qualified Equity Financing" shall mean a transaction or series of related transactions pursuant to which the Company issues and sells shares of its capital stock, with the principal purpose of raising capital, for aggregate proceeds of at least $500,000 (excluding all amounts received upon conversion or cancellation of indebtedness incurred prior to the issuance of the Warrant). Within 30 days of any and all Qualified Equity Financings, Company shall provide an updated capitalization table accurately reflecting the Fully-Diluted Capitalization.

The term "Fully-Diluted Capitalization" shall mean the number of aggregate issued and outstanding shares of the Company's Common Stock, including any shares reserved for grant under any option plans of the Company and assuming the conversion or exercise of all outstanding options, warrants (including the Warrant) and other

	convertible securities.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.510%

Type	Crowd SAFE
Amount Outstanding	$217,288.56
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Conversion Price: $1.2331 Implied Valuation Cap: $35,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Safes that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.596%

Type	Convertible Note
Amount Outstanding	$300,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Conversion Price: $1.2331 Implied Valuation Cap: $35,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Safes that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.823%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Economic Injury Disaster Loan
Creditor	U.S. Small Business Administration
Amount Outstanding	$500,000
Interest Rate and Amortization Schedule	Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance
Description of Collateral	For loan amounts of greater than $25,000, Borrower hereby grants to SBA, the secured party hereunder, a continuing security interest in and to any and all "Collateral" as described herein to secure payment and performance of all debts, liabilities and obligations of Borrower to SBA hereunder without limitation, including but not limited to all interest, other fees and expenses (all hereinafter called "Obligations"). The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper,

	including tangible chattel paper and electronic chatteIaper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Other Material Terms	Installment payments, including principal and interest, of $2,477.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note.
Maturity Date	June 24, 2050
Date Entered Into	June 24, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
John Wu	4,700,000 shares of Common Stock; 197,423 shares of Series Seed Preferred Stock; 325,000 Options	43.69% of Common Stock, 2.16% of Series Seed Preferred Stock
Arup Bhattacharya	4,400,000 shares of Common Stock; 98,312 shares of Series Seed Preferred Stock; 305,000 Options	40.91% of Common Stock, 1.08% of Series Seed Preferred Stock
New Direction Trust Company FBO Various Custodial Accounts	5,248,346 shares of Series A-1 Preferred Stock	86.95% of Series A-1 Preferred Stock

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2021)

Total Income	Taxable Income	Total Tax
$1,178,129	($2,385,129)	$0

Operations

Gryphon Online Safety, Inc. (the "**Company**") was initially formed as a Delaware limited liability company on January 30, 2014, under the name "Griffin Innovations LLC" and which filed a certificate of conversion in Delaware on June 19, 2014, under which the Company was converted into Delaware corporation under the name "Gryphon Online Safety, Inc." on June 19, 2014. We are headquartered in San Diego, CA.

Liquidity and Capital Resources

On September 30, 2022, the Company closed an offering pursuant to Regulation CF and raised $217,288.56.

The Company is conducting an ongoing offering pursuant to Regulation CF on Wefunder Portal LLC that is set to close on April 30, 2023. The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Incentive Stock Options	n/a	250,000 options	n/a	Oct. 28, 2019 to Nov. 23, 2020	Rule 701
Nonqualified Stock Options	n/a	631,125 options	n/a	Dec. 3, 2018 to Nov. 23, 2020	Rule 701
Common Stock	n/a	136,000 shares of Common Stock	General Corporate	May 29, 2020	Rule 701
Common Stock	$15,625	3,750 shares of Common Stock	General Corporate	May 29, 2020	Rule 701
Series A-1 Preferred Stock	$6,178,177	5,616,525 shares of Series A-1 Preferred Stock	R&D, Marketing, New Product Launch, International Sales Expansion, Inventory	May 7, 2021 to Oct. 20, 2021	Reg. A+
Series A-2 Preferred Stock	$400,000	454,544 shares of Series A-2 Preferred Stock	Business Operations	May 7, 2021	Reg D, Rule 506(b)
Nonqualified Stock Options	n/a	525,000 options	n/a	January 7, 2021 – September 16, 2022	Rule 701
Crowd SAFE	$217,288.56	$217,288.56 face value of the Crowd SAFEs	General Working Capital	September 30, 2022	Reg CF
Nonqualified Stock Options	n/a	380,000 options	n/a	January 1, 2023	Rule 701
Convertible Note	$300,000	1 Note	General Operations	March 3, 2022	Reg D, Rule 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more o' the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- During the years ended December 31, 2022 and 2021, the Company issued options for the purchase of common stock of 60,000 and 0, respectively to members of the Company's Board of Directors. In addition, for the years ended December 31, 2022 and 2021, the Company paid $79,480 and $113,510, respectively for legal counsel to a firm in which one of the directors is a partner. From time to time in the future the Company may engage in transactions with related persons.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ John Wu
_____
(Signature)

John Wu
_____
(Name)

Chief Executive Officer
_____
(Title)

I, John Wu, the Chief Executive Officer of Gryphon Online Safety, Inc., certify that the financial statements of Gryphon Online Safety, Inc. included in this Form are true and complete in all material respects.

/s/ John Wu
_____
(Signature)

John Wu
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Wu
_____
(Signature)

John Wu
_____
(Name)

Director
_____
(Title)

April 28, 2023
_____
(Date)

/s/ Arup Bhattacharya
_____
(Signature)

Arup Bhattacharya
_____
(Name)

Director
_____
(Title)

April 28, 2023
_____
(Date)

/s/ Sanjeev Kumar
_____
(Signature)

Sanjeev Kumar
_____
(Name)

Director
_____
(Title)

April 28, 2023
_____
(Date)

Instructions.

1.　　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　　The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements





INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Management of
Gryphon Online Safety, Inc.

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Opinion

We have audited the financial statements of Gryphon Online Safety, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Gryphon Online Safety, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gryphon Online Safety, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has yet to achieve positive cash flows from operations and has incurred losses from inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gryphon Online Safety, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 24, 2023

Gryphon Online Safety, Inc.
Balance Sheets

	December 31,	
	2022	**2021**
Assets		
Current assets		
Cash and cash equivalents	$ 299,314	$ 1,376,665
Inventory, net	857,085	1,680,237
Prepaid expenses	55,371	75,744
Deposits	142,912	177,315
Other receivables	148,313	105,943
Total current assets	1,502,995	3,415,904
Intangible assets, net	1,978,022	1,645,580
Total assets	$ 3,481,017	$ 5,061,484
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 1,058,301	$ 628,774
Deferred revenue and customer deposits	519,561	422,737
Short term notes payable	140,887	-
Accrued Interest - long term notes	25,428	-
Convertible equity instruments, net of discount	449,595	-
Total current liabilities	2,193,772	1,051,511
Long Term notes payable	500,000	150,000
Accrued interest - long term notes	-	8,152
Total liabilities	2,693,772	1,209,663
Commitments and contingencies		
Stockholders' equity		
Series Seed Preferred stock, 9,136,468 shares issued and outstanding at December 31, 2022 and 2021	914	914
Series A-1 Preferred stock, 5,616,525 shares issued and outstanding at December 31, 2022 and 2021	562	562
Series A-2 Preferred stock, 454,544 shares issued and outstanding at December 31, 2022 and 2021	45	45
Common stock, 10,756,391 and 10,746,391 shares issued and outstanding at December 31, 2022 and 2021, respectively	1,076	1,075
Additional paid-in capital	10,743,927	10,634,186
Accumulated deficit	(9,959,279)	(6,784,961)
Total stockholders' equity	787,245	3,851,821

| Total liabilities and stockholders' equity | $ 3,481,017 | $ 5,061,484 |

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Operations

	For the years ended December 31,	
	2022	**2021**
Net revenue		
Product	$ 1,460,657	$ 2,079,425
Service and other	685,498	691,313
Total net revenue	2,146,155	2,770,738
Cost of goods sold	(1,370,464)	(1,630,509)
Gross profit	775,691	1,140,229
Operating expenses		
Operations	536,820	452,507
Sales and marketing	1,592,632	1,442,200
General and administrative	453,154	423,865
Research and development	798,329	607,002
Total operating expenses	3,380,935	2,925,574
Loss from operations	(2,605,244)	(1,785,345)
Other income (expense)		
Interest expense	(29,581)	(48,636)
Interest income	104	228
Amortization	(539,597)	(433,706)
Total other income (expense)	(569,074)	(482,114)
Net loss before income tax	(3,174,318)	(2,267,459)
Provision for income tax	-	-
Net loss	$ (3,174,318)	$ (2,267,459)

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Changes in Stockholders' Equity

	Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance on December 31, 2020	9,136,468	$ 914	-	$ -	-	$ -	10,404,791	$ 1,041	$ 5,565,965	$ (4,517,502)	$ 1,050,418
Preferred shares issued for conversion of debt					454,544	45	-	-	399,955	-	400,000
Preferred shares issued for cash			5,616,525	562			-	-	6,177,620	-	6,178,182
Issuance costs of preferred shares issued for cash	-	-	-	-	-	-	-	-	(1,559,558)	-	(1,559,558)
Issuance of stock under employee stock plans							341,600	34	19,420		19,454
Stock based compensation	-	-	-	-	-	-	-	-	30,784	-	30,784
Net Loss	-	-	-	-	-	-	-	-	-	(2,267,459)	(2,267,459)
Balance on December 31, 2021	9,136,468	914	5,616,525	562	454,544	45	10,746,391	1,075	10,634,186	(6,784,961)	3,851,821
Issuance of stock under employee stock plans	-	-	-	-	-	-	10,000	1	-	-	1
Stock based compensation	-	-	-	-	-	-	-	-	109,741	-	109,741
Net Loss	-	-	-	-	-	-	-	-	-	(3,174,318)	(3,174,318)
Balance on December 31, 2022	9,136,468	$ 914	5,616,525	$ 562	454,544	$ 45	10,756,391	$ 1,076	$ 10,743,927	$ (9,959,279)	$ 787,245

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Cash Flows

	Year ended December 31,	
	2022	2021
Cash flows from operating activities		
Net loss	$ (3,174,318)	$ (2,267,459)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization	526,058	433,706
Amortization of debt discount	13,539	
Stock based compensation	109,741	30,784
Allowance for inventory loss	155,000	30,000
Changes in operating assets and liabilities:		
Accounts receivable	-	14,131
Inventory	668,152	(1,330,386)
Prepaid expenses	20,373	13,950
Deposits	34,403	(92,040)
Other receivables	(42,370)	50,549
Accounts payable and accrued expenses	429,527	104,742
Accrued interest	17,276	(1,027)
Deferred revenue and customer deposits	96,824	(65,347)
Net cash used by operating activities	(1,145,795)	(3,078,397)
Cash flows from investing activities		
Payments for the purchase of intangible assets	(858,500)	(588,560)
Net cash used by investing activities	(858,500)	(588,560)
Cash flows from financing activities		
Proceeds from issuance of short term notes payable	260,887	85,000
Repayment of short term notes payable	(120,000)	(545,285)
Proceeds from issuance of long term notes payable	350,000	-
Proceeds from issuance of preferred shares for cash	-	6,178,182
Payment of issuance costs for preferred shares	-	(1,559,558)
Proceeds from exercise of stock options	1	19,454
Proceeds from issuance of convertible equity instruments	517,289	-
Payment of issuance costs for convertible equity instruments	(81,233)	-
Net cash provided by financing activities	926,944	4,177,793
Net increase (decrease) in cash and cash equivalents	(1,077,351)	510,836
Cash and cash equivalents, beginning of year	1,376,665	865,829
Cash and cash equivalents, end of year	$ 299,314	$ 1,376,665
Supplemental Cash Flow Information:		
Cash paid for interest	$ 10,805	$ 49,663
Cash paid for taxes	$ -	$ -

Non-Cash Investing and Financing Activities:

Conversion of debt into preferred shares	$ -	$ 400,000

See accompanying notes

Gryphon Online Safety, Inc.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company's intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

The Company accounts for revenue arising from contracts with customers pursuant to ASC Topic 606, which outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products are sold with a software license included. The revenue component related to hardware is recognized when the product is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2022 and 2021, the Company determined that allowances of $215,000 and $60,000, respectively were necessary.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At December 31, 2022 and 2021, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2022 or 2021.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2022 or 2021.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2022 and 2021, the Company recognized $798,329 and $607,002 in research and development costs, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2022 and 2021, the Company recognized $1,592,632 and $1,442,200 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2022 and 2021, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2022 and 2021, the Company had no accounts receivable.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB ASC Topic 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Concentrations

Approximately 82% and 83% of revenue for 2022 and 2021 respectively is generated through one online seller. In addition, approximately 58% and 45% of inventory at the year ended December 31, 2022 and 2021 respectively is held by this online seller. The loss of the ability to sell the Company's products via this online seller would cause significant negative impact on the Company's operations.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 24, 2023 , the date these financial statements were available to be issued. Subsequent to December 31, 2022:

The Company issued 380,000 stock options which vest over a four-year period, beginning in January 2023.

The Company continues to sell the remaining approved Series A-1 Preferred Stock under a Reg CF offering or to accredited investors or institutions. An additional 273,468 shares have been sold, generating $280,730 in net proceeds. There are 2,790,505 shares remaining, potentially generating approximately $3,425,000 in new proceeds.

The Company has been notified by one of its manufacturing vendors that approximately $450,000 of components ordered in anticipation of future inventory builds will need to be scrapped. Due to supply chain challenges, these orders were not fulfilled during the COVID-19 pandemic. Since new products have been developed and are now available to customers, these orders for older products were canceled. The manufacturer claims that it cannot sell the components. The Company believes that it can find buyers for a majority of the components and that only $150,000 of customized parts cannot be resold. A reserve has been recorded for this amount.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the years ended December 31, 2022 and 2021 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	December 31, 2022	December 31, 2021
Software	$ 3,655,070	$ 2,796,570
Other Intangible Assets	447	447
	3,655,517	2,797,017
Accumulated Amortization	(1,677,495)	(1,151,437)
	$ 1,978,022	$ 1,645,580

Amortization expense for the years ended December 31, 2022 and 2021, was $526,058 and $433,706, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following at December 31:

	December 31, 2022	December 31, 2021
Sales channel partner holdbacks	$ 95,725	$ 87,206
Other	52,588	18,737
	$ 148,313	$ 105,943

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company's bank account.

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In August 2022, the Company received $150,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 15.77% per annum and matures in January 2024.

In May 2022, the Company received $120,000 of proceeds from a loan from a sales channel partner. The loan accrued interest at a rate of 8.99% per annum and matured in November 2022. During the year ended December 31, 2022, the Company incurred $3,166 of interest expense on this short-term loan. This loan was repaid in full in November 2022.

March 2021, the Company borrowed $85,000 from a payment processing vendor to provide working capital. The fixed fee for the loan was $11,135. The loan and fee were repaid in full in July 2021.

LONG TERM DEBT

In 2020, the Company received proceeds from an SBA loan of $150,000. The SBA loan is secured by substantially all of the Company's assets and accrues interest at 3.75% per annum. Repayment has been extended until January 2023 and the loan matures in June 2050. In February 2022, the Company received additional proceeds of $350,000 from the SBA, bringing the total SBA loan amount to $500,000.

Following is a summary of long-term minimum debt payments required over the next 5 years:

2023	$ 129,305
2024	11,583
2025	7,896
2026	11,466
2027	11,904
Thereafter	468,734
	$ 640,888

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2022, the Company received $517,289 of proceeds from the issuance of convertible equity instruments that mature in December 2023. These instruments do not bear interest and may convert to 419,502 shares of preferred stock upon the following:

1. Upon the Company receiving cash of a specified amount ($2,000,000 – $5,000,000) for the sale of the Company's shares ("Qualified Financing"), the purchase amount will be automatically converted into shares of Company preferred stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

2. Holders may elect to convert outstanding principal into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

3. Upon maturity, outstanding principal must be converted into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

The Company incurred $81,233 of costs associated with the issue of these instruments. Amortization expense for the year ended December 31, 2022 included $13,539 of amortization of expense related to the issue of the convertible equity instruments.

NOTE 7 - PREFERRED STOCK

The Company has 19,137,353 $0.0001 par value, shares of Preferred Stock authorized at December 31, 2022 and 2021. At December 31, 2022 and 2021, there were issued and outstanding preferred shares of 15,207,537.

At December 31, 2022 and 2021, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed, 9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2.

The Company conducted an offering of its Series A-1 Preferred Stock during the year ended December 31, 2021, issuing 5,616,525 shares at $1.10 per share, providing gross proceeds of $6,178,182. Direct costs associated with the offering, including brokerage and legal fees, totaled $1,559,558, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

During the year ended December 31, 2021, the Company converted $400,000 of convertible equity instruments into 454,544 shares of Series A-2 Preferred Stock.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 8 – COMMON STOCK

The Company has 40,000,000, $0.0001 par value shares of common stock authorized at December 31, 2022 and 2021.

During the year ended December 31, 2022, the Company issued 470,000 stock options to employees for services. In addition, stock options issued in prior years continued to vest during the current year. The Company recognized $109,741 of stock compensation expense related to stock options during the year ended December 31, 2022. During the year ended December 31, 2021, the Company issued 55,000 stock options for services and recognized $30,784 of stock compensation expense.

During the year ended December 31, 2022, the Company issued 10,000 shares of common stock at $0.0001 per share, for cash proceeds of $1 from exercised stock options. During the year ended December 31, 2021, the Company issued 341,600 shares of common stock at an average of $0.06 per share, for cash proceeds of $19,454 from exercised stock options.

A summary of option activity for the periods is as follows:

	Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding December 31, 2020	1,610,500 $	0.16	7.9
Granted	55,000	0.36	10.0
Exercised	(341,600)	0.06	-
Expired/Forfeited	(268,400)	0.07	-
Outstanding December 31, 2021	1,055,500	0.22	7.7
Granted	470,000	0.46	10.0
Exercised	(10,000)	0.00	-
Expired/Forfeited	(123,000)	0.40	-
Outstanding December 31, 2022	1,392,500	0.22	7.5

Options exercisable at December 31, 2022 and 2021 are 838,177 and 636,177, respectively.

The options issued during 2022 and 2021 vest ratably over periods of one to four years. At December 31, 2022, there are 554,323 unvested stock options outstanding and approximately $303,370 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

| | December 31, | |
	2022	2021
Expected life (years)	1-4	5
Risk-free interest rate	2.64 - 3.46%	1.46 - 2.24%
Expected volatility	50%	35%
Annual dividend yield	0%	0%

NOTE 9 - WARRANTS

A summary of warrant activity for the years ended December 31, 2022 and 2021 is as follows:

	Warrants - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2020	446,341	$ 0.71	6.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2021	446,341	0.71	5.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2022	446,341	0.71	4.6

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

NOTE 10 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $2,901,730 and $1,952,392, respectively. As of December 31, 2022, and 2021, the Company had net deferred tax liabilities before valuation allowance of $0 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

| | December 31, | |
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 2,859,407	$ 1,957,488
Deferred revenue timing difference	28,079	(18,951)
Stock-based compensation	8,700	8,310
Research and development tax credit carryforwards	5,544	5,544
Total deferred tax assets	2,901,730	1,952,392
Deferred tax liabilities:		
Total deferred tax liabilities	-	-
Valuation allowance	(2,901,730)	(1,952,392)
Net deferred tax assets	$ -	$ -

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the years ended December 31, 2022 and 2021 and no history of generating taxable income. Therefore, valuation allowances of $2,901,730 and $1,952,392 were recorded as of December 31, 2022 and 2021, respectively. Deferred tax assets and liabilities were calculated using the Company's combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2019, the Company was sued for patent infringement. One of the asserted patents was the subject of inter partes review at the Patent Trial and Appeal Board (PTAB) and the PTAB has determined all but one of the claims to be invalid. The suit may resume if the plaintiff decides to pursue this remaining claim. The results of such proceedings cannot be predicted with certainty, but the Company anticipates that the final financial impact, if any, arising out of this matter would not exceed $100,000.

The impact of the COVID-19 pandemic continues to affect society, economies, financial markets, and business practices. Although work from home and remote learning initially increased the relevance of the Company's products and services, management is uncertain what effects future developments will have on demand for the Company's products and services, its ability to refinance its debt and its access to capital. If the Company is not able to respond to and manage the impact of such events effectively, the Company's business, operating results, financial condition and cash flows could be adversely affected.

NOTE 12 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $9,959,279 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 13 – RELATED PARTIES

During the years ended December 31, 2022 and 2021, the Company paid $79,480 and $113,510 respectively for legal counsel to a firm in which one of the directors is a partner.